Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

May 21, 2021

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Derby

Jan Woo

Division of Corporation Finance

Office of Technology

Re:	Clear Secure, Inc. Draft Registration Statement on Form S-1 Submitted April 16, 2021 CIK No. 0001856314

Ladies and Gentlemen:

On behalf of Clear Secure, Inc., a Delaware corporation (the “Company”), we confidentially submit in electronic form for nonpublic review the accompanying Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the Registration Statement as originally submitted with the Securities and Exchange Commission (the “Commission”) on April 16, 2021.

Amendment No. 1 is being confidentially submitted to the Securities and Exchange Commission for nonpublic view pursuant to pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act.

Amendment No. 1 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated May 13, 2021 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. References in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

Securities and Exchange Commission
Division of Corporation Finance
May 20, 2021

The Company has asked us to convey the following as its responses to the Staff:

Draft Registration Statement on Form S-1

Cover Page

1.	Please revise to disclose that you intend to contribute the net proceeds from this offering to Alclear in exchange for Alclear Units.

The Company has revised the cover page of the prospectus included in Amendment No. 1 to the Registration Statement to address the Staff’s comment.

Prospectus Summary

COVID-19, page 2

2.	Please balance your disclosure regarding revenues by also discussing your net losses in 2019 and 2020.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 2, 86 and 103 of Amendment No. 1.

Trusted and Extensible Brand with Passionate Member Base, page 6

3.	We note your disclosure that your average 2020 Net Promoter Score ("NPS") score of 75 is a reflection of the passion of your members. Please revise to provide additional context for NPS including how it is calculated and what the number represents as well as the range of possible scores.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 2 and 102-103 of Amendment No. 1.

The Reorganization Transactions, page 11

4.	Please revise to provide a table that clearly identifies the economic and voting interests of each class of investors as a result of the reorganization with an eye towards highlighting the voting and economic rights public investors in this offering will have post reorganization. Also revise the organizational chart to disclose which entities are tax blocker corporations.

The Company has revised the Registration Statement in response to the Staff’s comment to include a table that clearly identifies the economic and voting interests of each class of investors in the Company as a result of the reorganization and the initial public offering. Please see pages 13-14 and 68 of Amendment No. 1.

As described in “Prospectus Summary – Corporate History and Organizational Structure – The Reorganization Transactions” on page 13 of Amendment No. 1, the Company respectfully advises the Staff that the Company will form subsidiaries as part of the reorganization transactions that will merge with and into the Blocker Corporations in which certain Blocker Stockholders hold interests, and the surviving entities will then merge with and into the Company. As a result, no Blocker Corporations that held interests in Alclear prior to the reorganization transactions will hold interests in Alclear after the reorganization transactions. The Company has revised the organizational chart in the Registration Statement in response to the Staff’s comment to clarify that the Investor Post-IPO Stockholders includes the Blocker Post-IPO Stockholders. Please see pages 15 and 67 of Amendment No. 1.

Securities and Exchange Commission
Division of Corporation Finance
May 20, 2021

Summary Selected Historical and Pro Forma Condensed Consolidated Financial and Other Data, page 21

5.	Please expand the disclosure of Non-GAAP Financial Measures on page 22 to include the most relevant GAAP measures in the chart provided.

The Company has revised the Registration Statement in response to the Staff’s comment, including its reconciliation of Adjusted EBITDA. Please see page 23 of Amendment No. 1.

Use of Proceeds, page 68

6.	We note that you may use the proceeds to finance growth through the acquisition of, or investment in, businesses, products, services or technologies that are complimentary to you current business, through mergers, acquisitions or other strategic transactions. Please expand the disclosure to state whether you have identified any potential acquisition targets to date. Please revise the disclosure on pages 19 and 31 accordingly.

The Company respectfully advises the Staff that it does not have any commitments or agreements to enter into any acquisitions or investments with any specific targets at this time. The Company has clarified the relevant disclosure accordingly on pages 20 and 70 of Amendment No. 1. The Company will update the disclosure in the Registration Statement as necessary should the facts change.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 73

7.	We note on page 73 that the pro forma financial information assumes that no exchanges of Alclear Units have occurred as of the transaction and therefore there is no increase in tax basis in Alclear Holdings' assets or other tax benefits that may be realized. Please disclose the maximum estimated amount of payments to be made over the next 15 years under the Tax Receivable Agreement.

The Company has revised the Registration Statement in response to the Staff’s comment to add a placeholder that will disclose the estimated amount of payments to be made over the next 15 years under the Tax Receivable Agreement, which has not yet been finalized at this point. Please see pages 75-76 of Amendment No. 1.

Securities and Exchange Commission
Division of Corporation Finance
May 20, 2021

8.	We note that the Founder Post-IPO Member can exchange their Alclear Units and Class D shares for either Class B common stock or cash at the registrant's option. We also note that the Founder Post-IPO Member will control the registrant and therefore be able to elect all board members. Please include disclosure in the notes to the pro forma condensed consolidated balance sheet explaining the classification, i.e. temporary equity or permanent equity, for Alclear Units and Class A, B, C and D common stock.

The Company has revised footnote (c) to the Unaudited Pro Forma Condensed Consolidated Balance Sheet in response to the Staff’s comment. Please see page 79 of Amendment No. 1.

Selected Historical Consolidated Financial Data, page 79

9.	Please refer to your income statement and revise your tabular presentations of financial information so that they read consistently from left to right in the same chronological order throughout the filing. Similarly, numerical data included in narrative sections should be consistently ordered. Refer to SAB Topic 11:E.

The Company has revised its tabular presentations of financial information, as well as the numerical data included in the narrative sections, in Amendment No. 1 so that they read consistently from left to right in the same chronological order throughout the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 81

10.	We note your disclosure here and elsewhere that your largest CLEAR Plus acquisition channel is in-airport. Please revise to quantify the percentage of your new member acquisitions that come from the in-airport enrollments.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 2, 7, 85, 103, 104 and 111 of Amendment No. 1.

How We Generate Revenue, page 81

11.	You state that your partners typically pay you based on the number of members or transaction volume. Please disclose the percentage of revenue that you derive from your partners. To the extent that any one partner contributes a material portion of your revenue, please discuss any agreements.

The Company respectfully advises the Staff that the revenue derived from the Company’s partners, as well as the percentage of the Company’s total revenue derived from the Company’s partners, has historically been immaterial. The Company has revised the Registration Statement to disclose this fact on pages 86 and 104 of Amendment No. 1.

The Company respectfully advises the Staff that no partner contributes a material portion of the Company’s revenue and the Company does not believe that any of the agreements with its partners is material. Therefore, the Company has not disclosed the terms of any of the agreements with its partners in the Registration Statement and is not required to file any of such agreements pursuant to Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commission
Division of Corporation Finance
May 20, 2021

Non-GAAP Financial Measures, page 82

12.	Please remove the adjustment for the net change in deferred revenue from the calculation of your non-GAAP measure identified as Adjusted EBITDA. We refer you to the guidance in the answer to Question 100.04 of the Division's C&DIs on non-GAAP Financial Measures.

The Company has revised the Registration Statement in response to the Staff’s comment to remove the adjustment for the net change in deferred revenue from the calculation of Adjusted EBITDA. Please see pages iii, 23 and 87 of Amendment No. 1.

Key Performance Indicators, page 83

13.	We note on page 81 that you offer a family plan for an additional $50 per additional family member as compared to the price of CLEAR Plus of $179 per year per member. We also note that you offer free trials, promotional pricing and several types of discounts. Please expand your disclosure to include a more granular presentation that also includes the number of Annual CLEAR Plus Net Member Enrollments as of the end of the period in addition to the Total Cumulative Enrollments, which also include memberships cancelled since inception, in order for the reader to ascertain changes in revenues due to price versus volume required pursuant to Financial Reporting Codification section 501.04. Please also consider disclosing the impact of discounts on your revenue per paying member for discounts, if material.

The Company has further reviewed Financial Reporting Codification section 501.04, as well as Item 303(a) of Regulation S-K, and revised the Registration Statement in response to the Staff’s comment. Please see pages 93 and 95 of Amendment No. 1.

Specifically, the Company has revised the Registration Statement to disclose the average CLEAR Plus members for the years ended December 31, 2020 and 2019 and for the three months ended March 31, 2021 and 2020, the percentage change in average monthly CLEAR Plus members during the applicable period as compared to the corresponding period in the prior fiscal period and the percentage change in average revenue per CLEAR Plus member during the applicable period as compared to the corresponding period in the prior fiscal period. Consistent with Financial Reporting Codification section 501.04 and the disclosure example provided therein, the Company has provided a quantification of the percentage change in the two factors (price and volume) that impact the Company’s revenue. The added disclosure of the percentage change in the average monthly CLEAR Plus members provides an investor with an understanding of the change in revenue due to volume, and the added disclosure of the percentage change in the average revenue per CLEAR Plus member provides an investor with an understanding of the change in revenue due to price. As a result, the Registration Statement now includes a detailed analysis of the material changes in revenue and identifies the percentage change in the two factors—price and volume—that provide the material information for an investor to understand any material changes in the Company’s revenue, as required pursuant to Financial Reporting Codification section 501.04. The Company notes for the Staff that in any particular period the two factors may be offsetting developments (as contemplated by Financial Reporting Codification section 501.04) or corresponding developments that have an impact on the Company’s revenue.

Securities and Exchange Commission
Division of Corporation Finance
May 20, 2021

Furthermore, the Company has revised the Registration Statement to disclose the percentage of average CLEAR Plus members in the applicable reporting period comprised of “family members”. The percentage of CLEAR Plus members that are family members has an impact on the average revenue per CLEAR Plus member due to the discount to the headline price for a CLEAR Plus membership provided to the additional family members. As noted in the Registration Statement, the Company also offers certain promotional pricing for select partners and discounts in the form of military, government and student pricing. The Company believes that the promotional pricing provided to certain partners and the discounts provided to certain other members is competitively sensitive information and not material to investors. The Company believes that the material information for investors to understand the Company’s results of operations is the change in pricing between periods, and has updated the Registration Statement as noted above to include disclosure regarding the percentage change in average revenue per CLEAR Plus member between periods. As a result, the Company believes the Registration Statement now includes a discussion of the material information necessary for an investor to understand the potential discounts for paying members and how such pricing, together with volume, impacts the Company’s revenue.

Based on the revisions to the Registration Statement in response to the Staff’s comment, the Company believe the disclosures comply with Financial Reporting Codification section 501.04 and Item 303(a) of Regulation S-K and provide an investor with the material information necessary to understand the changes in the Company’s revenue and results of operations between periods.

14.	We note that you sell CLEAR Plus memberships for $179 and also sell additional family member memberships for only $50. Please clarify each of your enrollment performance indicators with regard to whether such measures include only one member per family or also include additional family members. If your performance measure includes all family members separately, disclose the number of additional family members separately or tell us why you believe such information is not necessary in order to determine changes in revenues due to price versus volume, as required pursuant to Financial Reporting Codification section 501.04.

As set forth in the Company’s response to the Staff’s comment No. 13, the Company has revised the Registration Statement to present the number of average CLEAR Plus members in the discussion of the Company’s results of operations, to state that the number of average CLEAR Plus members includes “family members” and to disclose the percentage of such average CLEAR Plus members that were “family members.” As a result, and as noted in the Company’s response to the Staff’s comment No. 13, the Company believes it has provided the necessary information for an investor to determine changes in the Company’s revenue due to price versus volume, as required pursuant to Financial Reporting Codification section 501.04. Please see pages 93 and 95 of Amendment No. 1.

Securities and Exchange Commission
Division of Corporation Finance
May 20, 2021

15.	We note on page 101 that you discuss trends in growth of platform members that are higher than growth in paying members. Please expand MD&A to include a discussion of these trends, including any additional performance indicators necessary to understand such trends, such as paying members and platform members. Please also disclose the number of limited time free trials as of the end of the period, if such members are included in your other membership key performance indicators. If these non-paying members are not included in your key performance indicators disclosed, please expand the disclosure to note the exclusion.

The Company respectfully advises the Staff that it anticipates that the growth of platform members in the future will be higher than growth in paying members. However, on a historical basis through March 31, 2021, the growth of CLEAR Plus enrollments has been greater than the growth of platform members. The Company has revised the Registration Statement to clarify the historical trend. Please see page 89 of Amendment No. 1. The Company advises the Staff that trends with respect to growth of platform members is not material to an understanding of the Company’s results of operations or financial condition on a historical basis since platform members have not provided the Company with any material revenue on a historical basis. To the extent that the trends relating to platform members become material, the Company will comply with its obligations under Item 303 of Regulation S-K.

The Company has also revised the Registration Statement in response to the Staff’s comment to disclose that limited time free trials regardless of conversion to paid membership are included in the Company’s Total Cumulative Enrollment metric. Please see pages iii and 88 of Amendment No. 1.

16.	We note that Total Cumulative Platform Usage includes usage of your platform at sports and entertainment venues and engagement with Health Pass among other engagements separate from in-airport verifications. We further note that revenue from sports stadiums and Health Pass is immaterial. To the extent material, please revise to quantify the underlying usage statistics for each vertical and whether there are any known trends regarding usage.

The Company has revised the Registration Statement in response to the Staff’s comment to state that airport lounge access verifications, sports and entertainment venue verifications and Health Pass surveys are currently immaterial. Please see pages iii and 88 of Amendment No. 1.

Key Factors Affecting Performance

Maintaining strong unit economics, page 85

17.	We note that you disclose the Lifetime Value relative to your average Customer Acquisition Cost for CLEAR Plus member who joined in 2019. Please expand the discussion to include the amount for earlier years if there has been a material trend in this performance factor for members who joined in periods prior to 2019.

The Company respectfully advises the Staff that there has been no material trend in the performance of Lifetime Value relative to average Customer Acquisition Cost for CLEAR Plus members for members who joined in periods prior to 2019. The Lifetime Value relative to average Customer Acquisition Cost for CLEAR Plus members for members who joined during 2019 is consistent with prior periods. The Company has revised the Registration Statement to include such a statement. Please see page 90 of Amendment No. 1.

Securities and Exchange Commission
Division of Corporation Finance
May 20, 2021

Revenue, page 88

18.	Please expand the discussion of revenues to separately discuss and quantify changes in revenues due to changes in price, net of discounts and volume.

As set forth in the Company’s response to the Staff’s comments No. 13 and 14, the Company has revised the Registration Statement to separately discuss and quantify changes in the Company’s revenues due to changes in price and volume, as required pursuant to Financial Reporting Codification section 501.04. Please see pages 93 and 95 of Amendment No. 1.

Comparison of the Years Ended December 31, 2020 and 2019

Operating Expenses, page 89

19.	We note on page 87 that you recognize Revenue Share Fee expenses on both a per member and fixed fee basis. Please expand the discussion to discuss the impact on Revenue Share due to changes in per member fees as compared to fixed fees, noting any trends in either the type or amount of fees from period to period. Please also discuss changes or trends in concessions granted, if material.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 96 of Amendment No. 1.

Business, page 94

20.	To the extent material, please disclose the material terms of the 10-year agreement with the Transportation Security Administration, including any termination provisions.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 106 of Amendment No. 1.

Financial Statements – Clear Secure, Inc.

Note 4. Subsequent Events, page F-4

21.	We note on page 50 that you will be required to make payments under the tax receivable agreement over the next 15 years. Please expand the notes to the financial statements to include disclosure of your commitments under the tax receivable agreement with CLEAR Post-IPO Members, including an estimate of the aggregate amount to be paid over the next 15 years and the percentage and amount to be paid to CLEAR Post-IPO Members.

In accordance with ASC 855-10-50, the Company has evaluated subsequent events for events occurring subsequent to December 31, 2020 through April 15, 2021, for its audited financial statements, and events subsequent to March 31, 2021 through May 21, 2021, for its unaudited quarterly financial statements. The Company has not included a discussion of the tax receivable agreement in the subsequent events footnote to its financial statements given the agreement has not been executed to date. The tax receivable agreement will not be executed and effective until the date of the pricing of the Company's initial public offering. Accordingly, the Company respectfully advises the Staff that it does not have a contractual commitment as of the date of the subsequent events review and does not believe such a disclosure would be required.

The Company advises the Staff that its has included additional disclosure related to the tax receivable agreement in the pro forma financial statements on pages 75-76 of Amendment No. 1. Please see the Company's response to the Staff's comment No. 7 for reference to the revised disclosure.

Securities and Exchange Commission
Division of Corporation Finance
May 20, 2021

22.	Please also provide subsequent events disclosure for the reorganization and changes in capital structure, including the terms of the new classes of common stock to be issued.

The Company respectfully advises the Staff that the Reorganization Agreement has not been executed as of the date of this response letter. Consistent with the Company's response to the Staff's comment No. 21 above, given the Company has not finalized the reorganization and changes to its capital structure, the Company does not believe such a disclosure would be required. The Company advises the Staff that it has included additional disclosures related to the proposed reorganization transactions on pages 13-14 and 68 of Amendment No. 1.

Financial Statements – ALCLEAR HOLDINGS, LLC

Consolidated Statements of Operations, page F-7

23.	Separately disclose cost of services on your income statement pursuant to Rule 5-03(b)2(d) of Regulation S-X.

The Company acknowledges the Staff’s reference to Item 5-03(b)2(d) of Regulation S-X that requires the presentation of a cost of services line item(s) on the statement of operations. The Company respectfully advises the Staff that considering the Company is a service based company and does not sell tangible goods, its only material direct costs of services are revenue share fee and direct salaries and benefits. To clarify the presentation, the Company has revised the captions in the financial statements in the Amendment No. 1 to indicate “Cost of revenue share fee” and “Cost of direct salaries and benefits” (new language italicized).

Further, to provide additional clarity, the Company has amended Note 2 – Summary of Significant Accounting Policies, to include a statement that the line items represent costs of services. Please see excerpt below (new language italicized).

2. Summary of Significant Accounting Policies (Excerpt from S-1)

Cost of Revenue Share Fee

The Company operates as a concessionaire in airports and shares a portion of the gross receipts generated from the Company’s members with the host airports (Revenue Share). These arrangements are in the scope of ASC 840, Leases, and represent contingent rent. The Revenue Share fee is generally prepaid to the host airport in the period collected from the customer. The Revenue Share fee is capitalized and subsequently amortized to operating expense over each member’s subscription period, as the payments are refundable on a pro rata basis. Such prepayments are recorded in “Prepaid Revenue Share fee” in the consolidated balance sheets.

Securities and Exchange Commission
Division of Corporation Finance
May 20, 2021

Certain host airports have fixed monthly payments. Such amounts are direct costs of services and are recorded in “Cost of revenue share fee” in the consolidated statements of operations.

Cost of Direct Salaries and Benefits

Cost of direct salaries and benefits includes employee-related expenses and allocated overhead associated with our field ambassadors directly assisting members and their corresponding travel-related costs. Employee-related costs recorded in direct salaries and benefits expenses consist of salaries, taxes, benefits and equity-based compensation. Such amounts are direct costs of services and are recorded in “Cost of Direct salaries and benefits” in the consolidated statement of operations.

Please see page F-35 of Amendment No. 1.

Note 4. Prepaid Expenses and Other Current Assets, page F-19

24.	We note that you have $2 million in prepaid Coronavirus aid, relief, and economic security act retention credit. Please expand the disclosure to explain the nature and timing of this line item.

The Company has revised Note 4 to Alclear’s financial statements in response to the Staff’s comment. Please see pages F-21 and F-42 of Amendment No. 1.

Note 9. Other Assets, page F-23

25.	We note that you had credit card reserve receivables of $5.2 million and $0 as of December 31, 2019 and 2020, respectively. Please expand the disclosure to explain the nature of this receivable and supplementally tell us the reason there is no reserve receivable as of December 31, 2020.

The Company has revised Note 9 to Alclear’s financial statements in response to the Staff’s comment. Please see page F-26 of Amendment No. 1. In response to the Staff’s additional question for why there is no reserve receivable as of December 31, 2020, the Company respectfully advises that the Company renegotiated its arrangement with the credit card processor in 2020 and successfully removed the reserve requirement.

Securities and Exchange Commission
Division of Corporation Finance
May 20, 2021

General

26.	Your post-IPO organizational structure appears to be in the form of an umbrella partnership-C corporation (“UP-C”) that will treat “CLEAR Post-IPO Members” generally advantageously if they continue to hold their equity interests in an entity that is not taxed as a corporation for U.S. tax purposes. Please briefly explain how the UPC structure and reorganization transactions achieves the tax benefits that is intended. Further, please provide an analysis of whether the tax consequences of the reorganization transactions, the tax receivable agreement, or the tax benefits expected to result from acquisitions of LLC Units from existing owners are material to an investor in the Class A common stock. Finally, in an appropriate location, provide a discussion regarding why the company chose this structure for reorganization including both the positive and negative aspects.

The Company has revised the Registration Statement on pages 65-66 to address how the UP-C structure and reorganization transactions achieve the tax benefits that are intended and to provide a discussion regarding why the Company chose the UP-C structure, including both the positive and negative aspects. The Company respectfully believes that the disclosure regarding the payment obligations of the Company under the tax receivable agreement addresses the material tax consequences for an investor in the Class A common stock of the reorganization transactions, the tax receivable agreement, and the tax benefits expected to result from acquisitions of Alclear Units from the CLEAR Post-IPO Members. Please see the provisions in Amendment No. 1 under “Certain Relationships and Related Person Transactions-Tax Receivable Agreement.”

27.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company is supplementally providing copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that any additional written communications, as defined in Rule 405 under the Securities Act, are presented to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide copies to the Staff.

*                                *                                *

Securities and Exchange Commission
Division of Corporation Finance
May 20, 2021

If you have any questions regarding Amendment No. 1 or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3588 or Patricia Vaz de Almeida at (212) 373-3367.

Sincerely,

/s/ Brian M. Janson
Brian M. Janson

cc:	Matthew Levine

Clear Secure, Inc.

Patricia Vaz de Almeida

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Catherine M. Clarkin

Sullivan & Cromwell LLP